5 1 NYSE 0001103182 k5o*vugy Officer Spherion Corporation 914536 36-3536544 12/31/01 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Smith, Mark W (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/01 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP, Business Services 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
-----------------------------------------------------------------
--------------------- Deferred Stock Units Common Stock 11,991.0000 11,991.0000 D Direct Deferred Stock Units Common Stock 1,000.0000 1,000.0000 D Direct Deferred Stock Units Common Stock 7,500.0000 7,500.0000 D Direct Deferred Stock Units 04/10/01 Common Stock 15,000.0000 15,000.0000 D Direct (1)
Deferred Stock Units 05/31/01 Common Stock 8,750.0000 8,750.0000 D Direct (2) Incentive Stock Option (Right 05/31/01 Common Stock 10,841.0000 10,841.0000 D Direct to buy) (3) Incentive Stock Option (Right Common Stock 7,503.0000 7,503.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 5,001.0000 5,001.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 8,590.0000 8,590.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 28.0000 28.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 6,649.0000 6,649.0000 D Direct to buy) Non-Qualified Stock Option 05/31/01 Common Stock 15,409.0000 15,409.0000 D Direct (Right to buy) (3) Non-Qualified Stock Option Common Stock 14,997.0000 14,997.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 9,999.0000 9,999.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 34,972.0000 34,972.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 8,351.0000 8,351.0000 D Direct (Right to buy) Explanation of Responses: (1) Deferred Stock Units (DSUs) awarded 4/10/2001 vests 3 year from the date of grant, subject to earlier vesting if the closing price of the Company's stock meets or exceeds specific target prices. (2) Deferred Stock Units (DSUs) awarded 5/31/01 vest commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04. (3) Stock options granted 5/31/01 are exercisable commencing 5/31/02 on a cumulative basis as follows:
1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04. - Common shares held directly and shown in Table I, Column 5 include shares acquired unde the Company's Employee Stock Purchase Plan ("ESPP").
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
-----------------------------------------------------------------
------------------------ Common Stock 11,393.0000 D Direct Common
Stock 2,251.8000 I By 401(k) plan Common Stock 1,921.7480 I By
DCP
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Deferred Stock Units $0.0000 07/05/00 07/05/06
Deferred Stock Units $0.0000 02/18/00 02/18/09 Deferred Stock Units $0.0000 10/06/01 10/06/10 Deferred Stock Units $0.0000
04/10/01 (1) A 15,000.0000 04/10/04 04/10/11 Deferred Stock Units
$0.0000 05/31/01 (2) A 8,750.0000 05/31/02 05/31/11 Incentive
Stock Option (Right $7.2500 05/31/01 (3) A 10,841.0000 05/31/02
05/31/11 to buy) Incentive Stock Option (Right $11.3125 10/06/01 10/06/10 to buy) Incentive Stock Option (Right $19.8750 02/18/00 02/18/09 to buy) Incentive Stock Option (Right $20.3750 06/25/98 06/25/07 to buy) Incentive Stock Option (Right $20.8500 07/02/00 07/02/09 to buy) Incentive Stock Option (Right $27.5625 03/05/99 03/05/08 to buy) Non-Qualified Stock Option $7.2500 05/31/01 (3) A 15,409.0000 05/31/02 05/31/11 (Right to buy) Non-Qualified
Stock Option $11.3125 10/06/01 10/06/10 (Right to buy) Non-
Qualified Stock Option $19.8750 02/18/00 02/18/09 (Right to buy) Non-Qualified Stock Option $20.8500 07/02/00 07/02/09 (Right to buy) Non-Qualified Stock Option $27.5625 03/05/99 03/05/08 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Smith, Mark W DATE